BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**August 3, 2005 11:21 AM Pacific Time**
Effective Date and Time of Filing:	**August 4, 2005 12:01 AM Pacific Time**

Incorporation Number:
BC0334242

Name of Company:
REPUBLIC RESOURCES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
3670 COBBLE HILL ROAD
COBBLE HILL BC V0R 1L0
CANADA

Delivery Address:
3670 COBBLE HILL ROAD
COBBLE HILL BC V0R 1L0
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
3670 COBBLE HILL ROAD
COBBLE HILL BC V0R 1L0
CANADA

Delivery Address:
3670 COBBLE HILL ROAD
COBBLE HILL BC V0R 1L0
CANADA